UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Mark Nunneley
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104 10 7	13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mark Nunneley

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 166,816 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 166,816 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 166,816 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.0% (2)

14	Type of Reporting Person IN

(1) Includes 133 Common Units and 106,299 Class 2 LTIP Units.

(2) Based on 3,212,312 shares of Common Stock outstanding as of December 29, 2023, plus the following: (i) 133 Common Units; (ii) 106,299 Class 2 LTIP Units; and (iii) any other Securities beneficially owned by the Reporting Person that are convertible into Common Stock.

CUSIP No. 044104 10 7

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on April 7, 2023 (the “Schedule 13D”), relating to the common stock of Ashford Inc. (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended to include the following:

Effective December 31, 2023, the Reporting Person voluntarily stepped down from his role as the Chief Accounting Officer of the Issuer and Chief Accounting Officer of each of Ashford Hospitality Trust, Inc., Braemar Hotels & Resorts Inc. and Ashford Hospitality Advisors LLC to become Senior Managing Director of the Issuer on a full-time basis.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 2 of this Amendment No. 1 is incorporated to this Item 4 by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: January 2, 2024

/s/ Mark Nunneley
Mark Nunneley